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                            August 10, 2022

       Igor Gerasimov
       Chief Financial Officer, Executive Director
       Ozon Holdings PLC
       Arch. Makariou III, 2-4
       Capital Center, 9th floor
       1065, Nicosia, Cyprus

                                                        Re: Ozon Holdings PLC
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 001-39713

       Dear Mr. Gerasimov:

              We have reviewed your August 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 18, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       Key Indicators of Financial and Operating Performance, page 87

   1. Refer to your response to comment 3. We note you present "gross profit" in your filing.
                                                        Pursuant to Item
10(e)(1)(i)(B) of Regulation S-K, non-GAAP measures are to be reconciled to the most
directly comparable GAAP measure. It is the staff's position gross profit can be the most
directly comparable GAAP measure under the circumstances even if it is not presented
in the financial statements. Pursuant to Item 10(e)(1)(i)(A) and
                                                        Question 102.10 of the
staff's "Non-GAAP Financial Measures" Compliance and
                                                        Disclosure
Interpretations, the most directly comparable GAAP measure starts the reconciliation. Please
revise your presentation accordingly.
 Igor Gerasimov
Ozon Holdings PLC
August 10, 2022
Page 2
2. You compute "gross profit" as "sales of goods" plus "service revenue" less "cost of sales." It appears cost of sales is associated with sales of goods. Accordingly, it does not appear your gross profit measure is fully representative of a total gross profit measure because it does not include the cost of service revenue. Please advise us what your cost of service revenue consists and revise your presentation as appropriate.
B. Liquidity and Capital Resources
Cash Flows, page 97

3. Refer to your response to comment 5. You state high uncertainties exist regarding your future operating cash flows. It appears you should disclose this in accordance with Item
         5.D of Form 20-F. Please revise your disclosure accordingly.
       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameIgor Gerasimov                               Sincerely,
Comapany NameOzon Holdings PLC
                                                               Division of
Corporation Finance
August 10, 2022 Page 2                                         Office of Trade
& Services
FirstName LastName